No. 23/06

IAMGOLD DECLARES SIXTH CONSECUTIVE ANNUAL DIVIDEND

Toronto, Ontario, December 8th, 2006 - IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce an annual dividend payment of CAD$0.07 per share payable on January 9th, 2007 to shareholders of record as of the close of trading on December 20th, 2006.

“We are pleased to continue IAMGOLD’s Dividend Policy with the sixth consecutive annual dividend to shareholders, including our new shareholders that join us as part of the Cambior transaction,” said William Pugliese, Chairman of the Board. “Over the past year, IAMGOLD has once again demonstrated its focus on growth through acquisition, reserve expansion and significant cash flow from operations. The annual distribution of a dividend delivers a direct financial return and represents our philosophy to provide income as well as capital appreciation to shareholders.”

The dividend will be distributed in Canadian funds to all shareholders except those registered in the United States. United States registered shareholders will receive the dividend in U.S. funds based on the U.S. to Canadian dollar exchange rate as issued by the Bank of Canada at the close of business on the record date, December 20th, 2006.

For further information please contact:

IAMGOLD Corporation:

LISA DODDRIDGE
Director, Investor Relations
Tel: (416) 360-4710
Toll-free: 1 888 IMG-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CCNMatthew’s website at www.ccnmatthews.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.